MILLER PETROLEUM, INC.

3651 Baker Highway

Huntsville, Tennessee 37756

(423) 663-9457

November 5, 2008

‘CORRESP’

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Miller Petroleum, Inc. (the “Company”)
Registration Statement on Form SB-2
Filed April 25, 2006
File No. 333-133516

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the Securities and Exchange Commission consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the registration statement on Form SB-2, File No. 333-133516, as originally filed with the Commission on April 25, 2006. No securities were sold pursuant to the above-captioned registration statement.

The Company requests the withdrawal of the registration statement as the shares of common stock owned by Wind City Oil & Gas, LLC were recently repurchased by the Company and are no longer outstanding as reported in the Current Report on Form 8-K as filed with the Commission on June 19,2008. Pursuant to discussion between the Company’s counsel and the staff, the Company intends to file a new registration statement on Form S-1 covering the shares of common stock underlying the warrants held by certain other of the selling security holders listed in the original registration statement, as well as additional securities. This new registration statement will also include responses to the staff’s letter of comment dated May 24, 2006.

The Company requests that in accordance with Rule 457(p) of the Securities Act, the fees paid to the Commission in connection with the filing of the above-captioned registration statement be credited for future use.

Sincerely,

/s/ Scott M. Boruff
Scott M. Boruff
Chief Executive Officer